Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 pertaining to the Accuray Incorporated 2007 Incentive Award Plan and 2007 Employee Stock Purchase Plan, of our reports dated September 5, 2008 with respect to the financial statements (which report expressed an unqualified opinion and contains an explanatory paragraph about Accuray Incorporated’s adoption of Statement No. 123R, Share-Based Payment) and the effectiveness of internal control over financial reporting (which report expressed an adverse opinion on the effective operation of internal control over financial reporting) of Accuray Incorporated for the year ended June 28, 2008 contained in the Annual Report of Accuray Incorporated on Form 10-K filed with the Securities and Exchange Commission on September 10, 2008.

/s/ Grant Thornton LLP
San Francisco, California
February 5, 2009